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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Date of Report: April 12, 2002

                         Commission File Number: 0-30320

                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)


                                     Ireland
                 (Jurisdiction of incorporation or organization)


                               Trintech Group PLC
                                Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland

                    (Address of principal executive offices)


Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                     Form 20-F   X        Form 40-F ________
                               -----

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                          Yes________      No   X
                                              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A
                               -----

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                               TRINTECH GROUP PLC
                                    Form 6-K


     On April 09 2002, Cyril P. McGuire, Chief Executive Officer, Executive Chairman and Director of Trintech Group PLC purchased the following number of equivalent American Depositary Shares:

                                                                   Number of
                                                                     ADS's
       Name                              Title                    Purchased (1)
---------------------     -----------------------------------   ----------------
                          Chief Executive Officer, Executive
Cyril P. McGuire          Chairman and Director                      50,000

(1) Each ADS represents one half (1/2) of one of Trintech's ordinary shares.

     On April 10 2002, Cyril P. McGuire, Chief Executive Officer and Executive Chairman of Trintech Group PLC purchased the following number of equivalent American Depositary Shares :

                                                                   Number of
                                                                     ADS's
       Name                              Title                    Purchased (1)
---------------------     -----------------------------------   ----------------
                          Chief Executive Officer, Executive
Cyril P. McGuire          Chairman and Director                      50,000

(1) Each ADS represents one half (1/2) of one of Trintech's ordinary shares.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TRINTECH GROUP PLC


                                          By:  /s/ R Paul Byrne
                                              ----------------------------------
                                               R. Paul Byrne
                                               Chief Financial Officer

Dated: April 12, 2002